EXHIBIT 18

LETTER ON CHANGE IN ACCOUNTING PRINCIPLES

February 28, 2012

The Board of Directors
PerkinElmer, Inc.
940 Winter Street
Waltham, MA 02451

Dear Sirs/Madams:

We have audited the financial statements of PerkinElmer, Inc. as of January 1, 2012 and January 2, 2011, and for each of the three years in the period ended January 1, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 28, 2012, which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change to preferred methods of accounting for defined benefit pension and other postretirement benefit plan costs and the adoption of Financial Accounting Standards Board Accounting Standards Update 2011-5, Comprehensive Income (Topic 220) as amended, during 2011. Note 1 to such financial statements contains a description of the changes in methods of accounting for defined benefit pension and other postretirement benefit plan costs during the year ended January 1, 2012 that changed the principal U.S. defined benefit pension plan's method for recognizing investment gains and losses on pension assets from a calculated value to a fair value method and accelerated the recognition of actuarial gains and losses for all of its pension and postretirement benefit plans. In our judgment, such changes in methods of accounting for defined benefit pension and other postretirement benefit plan costs are to alternative accounting principles that are preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts